FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report: February 19, 2008
Commission File Number: 001-33328

XINHUA FINANCE MEDIA
LIMITED

2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ____________________

XINHUA FINANCE MEDIA LIMITED
Form 6-K
Xinhua Finance Media Limited (“XFML”) is furnishing, under the cover of Form 6-K, the press release issued by XFML on February 19, 2008 regarding the issuance of convertible preferred shares to The Yucaipa Companies by XFML.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: February 19, 2008

[For immediate release]
The Yucaipa Companies increase investment in XFMedia
BEIJING, February 19, 2008 —Xinhua Finance Media Limited (“XFMedia” or “the Company”; NASDAQ: XFML), a leading media group in China, announced today that it has reached an agreement to issue $30 million in convertible preferred shares to The Yucaipa Companies (“Yucaipa”), an investment firm with holdings in Asia, Europe and the Americas. Upon this issuance, Yucaipa’s aggregate ownership in XFMedia’s common shares will amount to 12% of total shares outstanding, assuming full conversion of the preferred shares and including Yucaipa’s earlier purchase of $25.7 million in common shares from existing shareholders in September 2007.
“The increased investment from a world-class, long-term investor like Yucaipa is a vote of confidence in both the fundamentals and growth prospects of our Company,” said Ms. Fredy Bush, CEO and Chairman of XFMedia. “The investment will strengthen our financial position and enable us to better capitalize on the opportunities in China for growth and expansion.”
The conversion price is set at $6.00 per American Depository Share (“ADS”), or $3.00 per common share as each ADS listed on the NASDAQ represents two common shares. The conversion price represents a 31% premium to the closing price on February 15, 2008. The preferred shares will vote on an as-converted basis with the common shares. Yucaipa will be subject to a one year lock-up period before it can convert the preferred shares into common shares or ADSs. The preferred shares have an annual coupon of 8% payable in cash or stock at the Company’s option. Yucaipa will be entitled to retain one board seat for so long as Yucaipa continues to hold at least 50% of the purchased shares.
Yucaipa is a premier investment firm that has established a record of fostering economic value through the growth and responsible development of companies. Since its founding in 1986, the firm has completed mergers and acquisitions valued at more than $30 billion.

-End-
For more information:
Media Contact
Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
IR Contact
Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinancemedia.com
About Xinhua Finance Media
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release is as of the date hereof, and XFMedia undertakes no duty to update such information, except as required under applicable law.